UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 23 July 2015

Harmony Gold Mining Company Limited

Randfontein Office Park

Corner Main Reef Road and Ward Avenue

Randfontein, 1759

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" and/or "the Company")

NOTIFICATION IN TERMS OF SECTION 122(3)(b) OF THE COMPANIES ACT ("The Act") AND PARAGRAPH 3.83(b) OF THE JSE LIMITED LISTINGS REQUIREMENTS

In accordance with section 122(3)(b) of the Act and paragraph 3.83(b) of the JSE Limited Listings Requirements, shareholders are hereby advised that Harmony has received formal notification that clients of Allan Gray Proprietary Limited ("Allan Gray") have, in aggregate, acquired an interest in the ordinary shares of the Company, such that the total interest in the ordinary shares of the Company held by Allan Gray's clients now amounts to 15.3756% of the total issued shares of the Company.

Harmony has, as required by section 122(3)(a) of the Act filed the required notice with the Take Over Regulation Panel.

For more details contact:
Henrika Ninham
On +27 (0)82 759 1775

Johannesburg, South Africa
23 July 2015

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 23, 2015

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director